                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 15

    Certification and Notice of Termination of Registration under
 Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
               of the Securities Exchange Act of 1934.

                 Commission File Number:    1-9984

                 Amoco Canada Petroleum Company Ltd.
       (Exact name of registrant as specified in its charter)
                         240-4th Avenue S.W.
                  Calgary, Alberta, Canada T2P 4H4
                            (403)233-1313
         (Address, including zip code, and telephone number,
                including area code, of registrant's
                    principal executive offices)

                     6 3/4% Debentures due 2005
                     6 3/4% Debentures due 2023
                     7 1/4% Debentures due 2002
                      7.95% Debentures due 2022

      (Title of each class of securities covered by this Form)

                                None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]     Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(1)(ii)     [ ]     Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)      [ ]     Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)     [ ]     Rule 15d-6             [ ]
Rule 12h-3(b)(1)(i)      [X]

     Approximate number of holders of record as of the certification or notice date: 118

     Pursuant to the requirements of the Securities Exchange Act of 1934, Amoco Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 1999                 By: /s/ Daniel B. Pinkert
                                     Name:   D. B. Pinkert
                                     Title:  Counsel
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.